TEVA LAUNCHES ADASUVE® IN U.S.

The first and only orally inhaled medicine for the acute treatment of agitation associated with schizophrenia or bipolar I disorder in adults

Jerusalem, March 3, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) announced today the commercial launch of ADASUVE® (loxapine) inhalation powder 10 mg, the first and only orally inhaled medicine for the acute treatment of agitation associated with schizophrenia or bipolar I disorder in adults.

ADASUVE® is administered through Alexza Pharmaceuticals’ (NASDQ: ALXA) innovative proprietary Staccato® single-use, hand held drug delivery technology system. This new drug-device combination product provides rapid systemic delivery by inhalation of a thermally-generated aerosol of loxapine, a first generation antipsychotic, to the lung. Administration of ADASUVE® results in rapid absorption of loxapine, with a maximum plasma concentration achieved in approximately 2 minutes.

Efficacy was demonstrated in two clinical trials in acute agitation: one in schizophrenia and one in bipolar I disorder. Patients receiving ADASUVE® experienced a statistically significant reduction in agitation at two hours, with an effect seen as early as ten minutes post-dose.

Due to the risk of bronchospasm that has the potential to lead to respiratory distress and respiratory arrest, ADASUVE® is contraindicated in patients with a current diagnosis or history of asthma, chronic obstructive pulmonary disease (COPD), or other pulmonary disease associated with bronchospasm and is only available through a restricted program called the ADASUVE® Risk Evaluation and Mitigation Strategy (REMS). ADASUVE® must be administered only in a REMS-enrolled healthcare facility that has immediate access on-site to equipment and personnel trained to manage acute bronchospasm, including advanced airway management (intubation and mechanical ventilation).

“Existing treatment options for patients with agitation associated with schizophrenia or bipolar I disorder are limited to oral tablets or injectable modes of administration, sometimes requiring the use of restraints,” said Richard Jaffe, M.D., Medical Director for Research and Clinical Trials at the Belmont Center for Comprehensive Treatment Philadelphia, Pennsylvania, and a clinical trial investigator.“ ADASUVE® is a drug-device combination that offers health care providers a new option to help manage agitation.”

Patients experiencing agitation associated with schizophrenia or bipolar I disorder often manifest behaviors that interfere with their care, such as threatening behaviors, escalating or urgently distressing behavior or self-exhausting behavior that lead clinicians to use rapidly absorbed antipsychotic medications to help control the agitation quickly. Agitation associated with schizophrenia and bipolar I disorder is estimated to result in approximately 7 million episodes that end up in an acute emergency treatment setting each year. Acute agitation can increase in severity and escalate unpredictably.

“The availability of orally inhaled ADASUVE® provides a rapid onset of action that quickly improves symptoms for patients and gives providers in enrolled hospitals another treatment choice,” said Michael McHugh, Vice President and General Manager, Teva Select Brands and Teva Women’s Health. “As part of our ongoing commitment to enhancing patient care and bringing new therapies and delivery systems to the market that fit within our areas of expertise, Teva is pleased to launch this new treatment choice that is aligned with Teva’s New Therapeutic Entities (NTE) program.”

Two phase three short-term clinical efficacy trials demonstrated significant improvement in agitation at two hours, in patients with schizophrenia or bipolar I disorder treated with ADASUVE®. These studies demonstrated a 49 percent reduction in agitation symptoms from baseline in schizophrenia patients, as compared to 33 percent in placebo, and 53 percent reduction in bipolar I patients, as compared to 27 percent in placebo. Improvement was rapidly achieved at 10 minutes post-dose with a 19 percent reduction in agitation symptoms from baseline in schizophrenia patients and a 23 percent reduction in bipolar I patients, both as compared to 10 percent in placebo.

Please see additional important safety information including boxed warnings and REMS Program information below. The most common adverse reactions (greater than at least 2% in the treated group and greater than in the placebo group) in short-term, placebo-controlled trials were dysgeusia (abnormal taste), sedation and throat irritation.

Teva licensed the U.S. commercial rights to ADASUVE® in May 2013 from Alexza Pharmaceuticals, inventor and developer of the Staccato® system and of ADASUVE®. Under the terms of the license and supply agreement, Teva is responsible for all U.S. commercial and clinical activities including U.S. post-approval clinical studies. Alexza is responsible for manufacturing and supplying ADASUVE® to Teva for commercial sales and clinical trials. ADASUVE is currently available through a select distribution network. Please call (800)292-4283 or visit www.ADASUVE.com for additional information.

ADASUVE® Prescribing Information

Please click here for Full Prescribing Information, including Boxed Warning.

For more information about ADASUVE®, visit www.ADASUVE.com

For REMS Program information, visit www.ADASUVEREMS.com or call (855)-755-0492.

INDICATION AND USAGE
ADASUVE® (loxapine) inhalation powder, for oral inhalation use, is a typical antipsychotic indicated for the acute treatment of agitation associated with schizophrenia or bipolar I disorder in adults. Efficacy was demonstrated in two trials in acute agitation: one in schizophrenia and one in bipolar I disorder.

Limitations of Use: As part of the ADASUVE® REMS Program to mitigate the risk of bronchospasm, ADASUVE ® must be administered only in an enrolled healthcare facility.

IMPORTANT SAFETY INFORMATION

WARNING: BRONCHOSPASM and
INCREASED MORTALITY IN ELDERLY PATIENTS WITH DEMENTIA-RELATED PSYCHOSIS

Bronchospasm
ADASUVE can cause bronchospasm that has the potential to lead to respiratory distress and respiratory arrest. Administer ADASUVE only in an enrolled healthcare facility that has immediate access on-site to equipment and personnel trained to manage acute bronchospasm, including advanced airway management (intubation and mechanical ventilation). Prior to administering ADASUVE, screen patients regarding a current diagnosis, history, or symptoms of asthma, COPD and other lung diseases, and examine (including chest auscultation) patients for respiratory signs. Monitor for signs and symptoms of bronchospasm following treatment with ADASUVE.

Because of the risk of bronchospasm, ADASUVE is available only through a restricted program under a Risk Evaluation and Mitigation Strategy (REMS) called the ADASUVE REMS.

Increased Mortality in Elderly Patients With Dementia-Related Psychosis
Elderly patients with dementia-related psychosis treated with antipsychotic drugs are at an increased risk of death. ADASUVE is not approved for the treatment of patients with dementia-related psychosis.

•	ADASUVE® is contraindicated in patients with the following: - Current diagnosis or history of asthma, COPD, or other lung disease associated with bronchospasm - Acute respiratory signs/symptoms (e.g. wheezing) - Current use of medications to treat airways disease, such as asthma or COPD - History of bronchospasm following ADASUVE® treatment - Known hypersensitivity to loxapine or amoxapine. Serious skin reactions have occurred with oral loxapine and amoxapine

•	ADASUVE® must be administered only by a healthcare professional

•	Prior to administration, all patients must be screened for a history of pulmonary disease and examined (including chest auscultation) for respiratory abnormalities (e.g. wheezing)

•	Administer only a single 10 mg dose of ADASUVE® within a 24-hour period by oral inhalation using the single-use inhaler

•	After ADASUVE® administration, patients must be monitored for signs and symptoms of bronchospasm at least every 15 minutes for at least 1 hour

•	ADASUVE® can cause sedation, which can mask the symptoms of bronchospasm

•	Antipsychotic drugs can cause a potentially fatal symptom complex called Neuroleptic Malignant Syndrome (NMS), manifested by hyperpyrexia, muscle rigidity, altered mental state, irregular pulse or blood pressure, tachycardia, diaphoresis, and cardiac dysrhythmia. Associated features can include escalated serum creatine phosphokinase (CPK) concentration, rhabdomyolysis, elevated serum and urine myoglobin concentration, and renal failure. If NMS occurs, immediately discontinue antipsychotic drugs and other drugs that may contribute to the underlying disorder, monitor and treat symptoms, and treat any concomitant serious medical problems

•	ADASUVE® can cause hypotension, orthostatic hypotension, and syncope. Use with caution in patients with known cardiovascular disease, cerebrovascular disease, or conditions that would predispose patients to hypotension. In the presence of severe hypotension requiring vasopressor therapy, epinephrine should not be used

•	Use ADASUVE® with caution in patients with a history of seizures or with conditions that lower the seizure threshold. ADASUVE® lowers the seizure threshold. Seizures have occurred in patients treated with oral loxapine and can also occur in epileptic patients

•	Use caution when driving or operating machinery. ADASUVE® can impair judgment, thinking, and motor skills

•	The potential for cognitive and motor impairment is increased when ADASUVE® is administered concurrently with other CNS depressants

•	Treatment with antipsychotic drugs caused an increased incidence of stroke and transient ischemic attack in elderly patients with dementia-related psychosis; ADASUVE® is not approved for the treatment of patients with dementia-related psychosis

•	Use of ADASUVE® may exacerbate glaucoma or cause urinary retention

•	The most common adverse reactions (incidence =2% and greater than placebo) in clinical studies in patients with agitation treated with ADASUVE® were dysgeusia, sedation, and throat irritation

•	Pregnancy Category C. Neonates exposed to antipsychotic drugs during the third trimester of pregnancy are at risk of extrapyramidal and/or withdrawal symptoms after delivery. ADASUVE® should be used during pregnancy only if the potential benefit justifies the potential risk to the fetus

•	Nursing mothers: Discontinue drug or nursing, taking into account the importance of the drug to the mother

•	The safety and effectiveness of ADASUVE® in pediatric patients have not been established

ADASUVE® and Staccato® are registered trademarks of Alexza Pharmaceuticals, Inc.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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